Exhibit 21.1

SUBSIDIARIES OF BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.
As of December 31, 2021

Name	Jurisdiction of Incorporation
Biohaven Specialty Pharmaceutical Ltd.	British Virgin Islands
Biohaven Therapeutics Ltd.	British Virgin Islands
Biohaven Pharmaceuticals, Inc.	Delaware
BioShin Limited	Cayman Islands
BioShin Hong Kong Limited	Hong Kong
BioShin (Shanghai) Consulting Services Co., Limited	China
Biohaven Bioscience Ireland Limited	Ireland
Biohaven Therapeutics IP Ltd.	British Virgin Islands
Biohaven CGRP IP Ltd.	British Virgin Islands
Biohaven Pharmaceutical Ireland Designated Activity Company	Ireland
Kleo Pharmaceuticals, Inc.	Delaware
Kleo Pharmaceuticals Pty Ltd.	Australia
Atlas Merger Sub	Cayman Islands